UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission file number: 001-33668

VUANCE LTD.
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O. Box 5039
Qadima 60920, ISRAEL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F ❒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ❒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ❒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ❒  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Completion of Acquisition or Disposition of Assets; Entry into a Material Definitive Agreement.

On January 28, 2010 (the “Closing Date”), Vuance, Inc. (“Vuance USA”), a wholly owned subsidiary of Vuance Ltd. (the “Company”), completed the sale of certain of the assets (including certain accounts receivable and inventory) and certain of the liabilities (including certain accounts payable) of Vuance USA (the “Sale”) related to the Company’s electronic access control market (the “Vuance EAC Business”), pursuant to a certain Agreement for Purchase and Sale of Business Assets (the “Purchase Agreement”), dated as of January 9, 2010 between Vuance USA and OLTIS Security Systems International, LLC (“OSSI”).

On the Closing Date, as consideration for the Sale of the Vuance EAC Business, OSSI paid Vuance USA $161,518 in cash.  In addition, OSSI paid off (the “Bridge Bank Payment”) a certain Business Financing Agreement (the “Loan”) between Vuance USA and Bridge Bank, National Association.  Further to the Bridge Bank Payment, the Loan was released, and the Company and Vuance USA no longer have any liabilities associated with the Loan.

The Company's Board of Directors approved the Purchase Agreement and the transactions contemplated thereby.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)
By:	/s/ Eyal Tuchman
Name: Eyal Tuchman
Title: Chief Executive Officer
Date: February 3, 2010